# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001763904

## Reporting persons
- Inspired Capital Partners I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,621,470; sole dispositive power 0; shared dispositive power 2,621,470; aggregate amount beneficially owned 2,621,470 (3.6% of the class)
- Inspired Capital Partners TMS2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,484,996; sole dispositive power 0; shared dispositive power 1,484,996; aggregate amount beneficially owned 1,484,996 (2.1% of the class)
- Inspired Capital TMS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 478,534; sole dispositive power 0; shared dispositive power 478,534; aggregate amount beneficially owned 478,534 (0.7% of the class)
- Inspired Capital Partners GP I, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,621,470; sole dispositive power 0; shared dispositive power 2,621,470; aggregate amount beneficially owned 2,621,470 (3.6% of the class)
- Inspired Capital GP SPV, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,963,530; sole dispositive power 0; shared dispositive power 1,963,530; aggregate amount beneficially owned 1,963,530 (2.7% of the class)
- Alexa von Tobel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,585,000; sole dispositive power 0; shared dispositive power 4,585,000; aggregate amount beneficially owned 4,585,000 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York 10012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

This statement is filed on behalf of:

Inspired Capital Partners I, L.P.
Inspired Capital Partners TMS2, L.P.
Inspired Capital TMS, L.P.
Inspired Capital Partners GP I, LLC
Inspired Capital GP SPV, LLC
Alexa von Tobel
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 817 Broadway, 8th Floor, New York, NY 10003.
Citizenship: Alexa von Tobel is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 71,985,774 shares of Common Stock outstanding as of June 18, 2026 as disclosed by the Issuer.

Consists of (i) 2,621,470 shares held by Inspired Capital Partners I, L.P., (ii) 1,484,996 shares held by Inspired Capital Partners TMS2, L.P. and (iii) 478,534 shares held by Inspired Capital TMS, L.P. Inspired Capital Partners GP I, LLC is the general partner of Inspired Capital Partners I, L.P. Inspired Capital GP SPV, LLC is the general partner of each of Inspired Capital TMS, L.P. and Inspired Capital Partners TMS2, L.P. Alexa von Tobel is the managing member of each of Inspired Capital Partners GP I, LLC and Inspired Capital GP SPV, LLC and holds voting and dispositive power over the shares held by each of the foregoing entities. Each of the foregoing disclaims beneficial ownership of the reported shares.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- Inspired Capital Partners I, L.P.: By: Inspired Capital Partners GP I, LLC, its General Partner, By: /s/ Alexa von Tobel, Alexa von Tobel, Managing Member (06/29/2026)
- Inspired Capital Partners TMS2, L.P.: By: Inspired Capital GP SPV, LLC, its General Partner, By: /s/ Alexa von Tobel, Alexa von Tobel, Managing Member (06/29/2026)
- Inspired Capital TMS, L.P.: By: Inspired Capital GP SPV, LLC, its General Partner, By: /s/ Alexa von Tobel, Alexa von Tobel, Managing Member (06/29/2026)
- Inspired Capital Partners GP I, LLC: /s/ Alexa von Tobel, Alexa von Tobel, Managing Member (06/29/2026)
- Inspired Capital GP SPV, LLC: /s/ Alexa von Tobel, Alexa von Tobel, Managing Member (06/29/2026)
- Alexa von Tobel: /s/ Alexa von Tobel, Alexa von Tobel (06/29/2026)